FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated October 25, 2011: Excel Maritime Reports Results for the Third Quarter and Nine Month period ended September 30, 2011.

Exhibit 1

Excel Maritime Reports Results for the Third Quarter and Nine Month period ended September 30, 2011

ATHENS, GREECE – October 25, 2011 – Excel Maritime Carriers Ltd. (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the three-month and nine-month periods ended September 30, 2011.

Third Quarter Highlights & Recent Developments:

•

Operating profitable for the quarter with Adjusted EBITDA at $36.2 million and Operating Free Cash Flow at $24.0 million;

•

Further increase in charter coverage to 49% of available vessel days for the next 12 months to September 2012;

•

Sale of our oldest vessel, 1985 Handymax MV Lady, on profitable terms.

A reconciliation of non-GAAP measures discussed herein is included in a later section of this release.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “Excel recorded results with positive operating free cash flow generation. Results were negatively impacted by weaker market environment during the third quarter of 2011, as daily charter rates and vessel values were adversely affected by the deliveries of newbuilds which peaked earlier this year. Since June, Excel has proactively negotiated and agreed with its lenders a relaxation of its financial covenants, and during this quarter Excel increased both its twelve-month forward charter coverage to approximately 50% and its liquidity buffer to $134 million.

Despite the near-term challenges, we remain positive on the longer-term outlook for the emerging markets that we predominantly serve. We believe that the size and quality of our fleet, our track record of superior operational performance, and the continuous strengthening of our balance sheet positions us well for when rates eventually rebound.’’

Selected Financial Data

	Three-Months ended September 30,		Nine-Months ended September 30,
	2010	2011	2010	2011
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$104.7	$82.3	$316.0	$271.5
Net Income (Loss)	$48.0	($26.8)	$194.2	($43.8)
Adjusted Net Income (Loss)	$9.5	($21.2)	$21.6	($26.3)
Earnings (losses) per Share (Diluted)	$0.57	($0.32)	$2.36	($0.52)
Adjusted Earnings (losses) per Share (Diluted)	$0.11	($0.25)	$0.26	($0.31)
Adjusted EBITDA	$62.3	$36.2	$184.3	$128.3
Time Charter Equivalent (TCE) per day	$22,848	$16,864	$23,768	$18,480

A reconciliation of the non-GAAP measures discussed above is included in a later section of this release.

Third Quarter 2011 Results

Excel reported voyage revenues of $82.3 million for the third quarter of 2011 compared to $104.7 million for the same period in 2010, a decrease of approximately 21.4%.

Adjusted EBITDA for the third quarter of 2011 was $36.2 million compared to $62.3 million for the third quarter of 2010, a decrease of approximately 41.9%.

Net loss for the quarter amounted to $26.8 million or $0.32 per weighted average diluted share compared to a net profit of $48.0 million or $0.57 per weighted average diluted share in the third quarter of 2010.

The third quarter 2011 results include a non-cash unrealized loss on derivative financial instruments of $1.6 million compared to a non-cash unrealized loss on derivative financial instruments of $4.1 million in the corresponding period in 2010. In addition, the results for the three-month period ended September 30, 2011 include a non-cash gain of $5.1 million realized in connection with the sale of the M/V Lady.

The above net results include also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net loss of $9.2 million and a net gain of $42.5 million for the third quarter of 2011 and 2010, respectively.

There was an adjusted net loss, excluding all the above items, of $21.2 million or $0.25 per weighted average diluted share for the third quarter of 2011 compared to an adjusted net income, excluding all the above items, of $9.5 million or $0.11 per weighted average diluted share for the same quarter of 2010.

The above adjusted net results also include the amortization of stock based compensation expense of $4.6 million and $5.5 million, for the quarter ended September 30, 2011 and 2010, respectively.

An average of 47.4 and 48 vessels were operated during the third quarter of 2011 and 2010, respectively, earning a blended average time charter equivalent rate of $16,864 and $22,848 per day, respectively.

A reconciliation of adjusted EBITDA to net income, adjusted net income to net income and Adjusted Earnings (losses) per Share (Diluted) to Earnings (losses) per Share (Diluted) as well as a calculation of the TCE is provided in a later section of this press release.

Nine Months Ended  September 30, 2011 Results

Excel reported voyage revenues of $271.5 million for the nine months ended September 30, 2011 compared to $316.0 million for the same period in 2010, a decrease of approximately 14.1%.

Adjusted EBITDA for the period was $128.3 million compared to $184.3 million for the respective period of 2010, a decrease of approximately 30.4%.

There was a net loss of $43.8 million or $0.52 per weighted average diluted share in the nine months ended September 30, 2011 compared to a net profit of $194.2 million or $2.36 per weighted average diluted share in the nine months ended September 30, 2010.

The results for the nine month period ended September 30, 2011 include a non-cash unrealized gain on derivative financial instruments of $3.4 million compared to a non-cash unrealized loss on derivative financial instruments of $8.8 million in the corresponding period in 2010. In addition, the results for the nine month period ended September 30, 2011 include a non-cash gain of $6.4 million realized in connection with the sale of the M/V Marybelle and the M/V Lady.

The above net results include also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net loss of $27.3 million and a net gain of $181.5 million for the nine month periods ended September 30, 2011 and 2010, respectively.

There was an adjusted net loss, excluding all the above items, of $26.3 million or $0.31 per weighted average diluted share for the nine-month period ended September 30, 2011 compared to an adjusted net income, excluding all the above items, of $21.6 million or $0.26 per weighted average diluted share for the nine-month period ended September 30, 2010.

The above adjusted net results also include the amortization of stock based compensation expense of $7.9 million and $7.4 million, for the nine months ended September 30, 2011 and 2010, respectively.

An average of 47.9 and 47.6 vessels were operated during the nine months ended September 30, 2011 and 2010, respectively, earning a blended average time charter equivalent rate of $18,480 and $23,768 per day, respectively.

A reconciliation of adjusted EBITDA to net income, adjusted net income to net income and Adjusted Earnings (losses) per Share (Diluted) to Earnings (losses) per Share (Diluted) as well as a calculation of the TCE is provided in a later section of this press release.

Recent Vessels’ Fixtures

Fleet Coverage, as of October 21, 2011	Full Year '11	12 mos forward
Capesize Fleet	96%	79%
Kamsarmax / Panamax Fleet	92%	48%
Fleet - Fixed Charters	94%	49%
% of Fixed Charters with upside participation	29%	42%

As of today, we have secured contract coverage for 96% and 92%, respectively, of the available days of our Capesize vessels and Kamsarmax/Panamax vessels for the year ending December 31, 2011. With respect to the entire fleet, 94% of the available days of 2011 have been fixed, 29% of which under contracts which offer an upside potential through profit sharing arrangements or index-linked structures and hedge against downside price risk through floor protection.

In October 2011, the M/V Iron Manolis (82,269 dwt, built in 2007), M/V Iron Anne (82,220 dwt, built in 2006) and M/V Pascha (82,574 dwt, built in 2006) were fixed under separate time charters for a period of 11-14 months at a daily gross rate of $14,000. These charters are expected to commence in November 2011.

In September 2011, the M/V July M (55,567 dwt, built in 2005), was fixed under a time charter for a period of 4-6 months at a daily gross rate of $14,500.

In July  2011, the M/V Iron Knight (76,429 dwt, built in 2004) and M/V Iron Bradyn (82,769 dwt, built in 2005), were fixed under separate time charters for a period of 14-16 months at a daily gross rate of $12,250 and a period of 12-16 months at a daily gross rate of $12,000 respectively.

Fleet developments

On August 9, 2011, the M/V Lady (41,090 dwt, built in 1985) was delivered to her new owners and we recognized a non-cash gain of approximately $5.1 million as of the same date.

Conference Call Details:

Tomorrow October 26, 2011 at 08:30 A.M. EDT, the Company’s management will host a conference call to discuss these results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until November 2, 2011 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel s’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE QUARTER ENDED SEPTEMBER 30, 2010 AND 2011

(In thousands of U.S. Dollars, except for share and per share data)

	Three-month period Ended September 30,
	2010	2011
REVENUES:
Voyage revenues	$104,713	$82,256
Time Charter fair value amortization	52,604	897
Revenue from managing related party vessels	105	-
Revenue from operations	157,422	83,153

EXPENSES:
Voyage expenses	6,292	9,655
Charter hire expense	8,275	8,275
Charter hire amortization	10,068	10,068
Commissions to related parties	723	896
Vessel operating expenses	21,364	21,251
Depreciation expense	31,819	32,319
Dry-docking and special survey cost	-	4,406
General and administrative expenses	10,969	10,661
	89,510	97,531

Gain on sale of vessel	-	5,158

Income (loss) from operations	67,912	(9,220)

OTHER INCOME (EXPENSES):
Interest and finance costs	(8,435)	(10,498)
Interest income	272	420
Losses on derivative financial instruments	(11,207)	(7,585)
Foreign exchange gains (losses)	(295)	101
Other, net	189	330
Total other expenses, net	(19,476)	(17,232)

Net income (loss) before taxes and loss assumed (income earned) by non controlling interest	48,436	(26,452)

US Source Income taxes	(86)	(35)

Net income (loss)	48,350	(26,487)

Income earned by non-controlling interest	(352)	(292)

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$47,998	$(26,779)

Earnings (losses) per common share, basic	$0.59	$(0.32)
Weighted average number of shares, basic	81,077,800	84,932,666
Earnings (losses) per common share, diluted	$0.57	$(0.32)
Weighted average number of shares, diluted	83,791,670	84,932,666

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2011

(In thousands of U.S. Dollars, except for share and per share data)

	Nine-month period Ended September 30,
	2010	2011
REVENUES:
Voyage revenues	$315,965	$271,496
Time Charter fair value amortization	211,346	2,578
Revenue from managing related party vessels	315	17
Revenue from operations	527,626	274,091

EXPENSES:
Voyage expenses	19,558	31,212
Charter hire expense	24,556	24,556
Charter hire amortization	29,876	29,876
Commissions to related parties	2,231	2,988
Vessel operating expenses	64,495	64,126
Depreciation expense	93,462	95,985
Dry-docking and special survey cost	9,520	8,683
General and administrative expenses	27,412	27,724
	271,110	285,150

Gain on sale of vessels	-	6,432

Income (loss) from operations	256,516	(4,627)

OTHER INCOME (EXPENSES):
Interest and finance costs	(30,379)	(25,739)
Interest income	1,056	1,244
Losses on derivative financial instruments	(31,198)	(13,595)
Foreign exchange losses	(43)	(243)
Other, net	(472)	551
Total other expenses, net	(61,036)	(37,782)

Net income (loss) before taxes and loss assumed (income earned) by non controlling interest	195,480	(42,409)

US Source Income taxes	(658)	(539)

Net income (loss)	194,822	(42,948)

Income earned by non-controlling interest	(609)	(852)

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$194,213	$(43,800)

Earnings (losses) per common share, basic	$2.42	$(0.52)
Weighted average number of shares, basic	80,152,297	84,135,854
Earnings (losses) per common share, diluted	$2.36	$(0.52)
Weighted average number of shares, diluted	82,462,602	84,135,854

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2010 AND SEPTEMBER 30, 2011 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2010	September 30, 2011

CURRENT ASSETS:
Cash and cash equivalents	$65,917	$70,289
Restricted cash	6,721	6,114
Accounts receivable	7,961	8,374
Other current assets	16,602	11,671
Total current assets	97,201	96,448

FIXED ASSETS:
Vessels, net	2,622,631	2,611,192
Advances for vessels under construction	76,585	-
Office furniture and equipment, net	1,147	1,111
Total fixed assets, net	2,700,363	2,612,303

OTHER NON CURRENT ASSETS:
Time charters acquired, net	184,366	154,490
Derivative financial instruments	923	-
Restricted cash	48,967	57,750

Total assets	$3,031,820	$2,920,991

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$107,369	$103,731
Accounts payable	11,101	13,075
Other current liabilities	32,322	34,662
Derivative financial instruments	21,945	21,137
Total current liabilities	172,737	172,605

Long-term debt, net of current portion and net of deferred financing fees	1,046,672	976,962
Time charters acquired, net	18,108	15,530
Derivative financial instruments	30,155	30,483

Total liabilities	1,267,672	1,195,580

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	851	857
Additional paid-in capital	1,061,134	1,069,045
Other Comprehensive Income (Loss)	211	(3,495)
Retained earnings	691,674	647,874
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,753,681	1,714,092
Non-controlling interests	10,467	11,319
Total Stockholders’ Equity	1,764,148	1,725,411

Total liabilities and stockholders’ equity	$3,031,820	$2,920,991

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2011

(In thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2010	2011
Cash Flows from Operating Activities:
Net income (loss)	$194,822	$(42,948)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(64,131)	129,391
Changes in operating assets and liabilities:
Operating assets	(911)	4,665
Operating liabilities	(1,413)	4,314
Net Cash provided by Operating Activities	$128,367	$95,422

Cash Flows from Investing Activities:
Advances for vessels under construction	(76,267)	(18,267)
Additions to vessel cost	(13)	(25)
Additions to office furniture and equipment	(83)	(290)
Proceeds from sale of vessels	-	17,089
Net cash used in Investing Activities	$(76,363)	$(1,493)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	15,749	(8,176)
Proceeds from long-term debt	66,967	27,100
Repayment of long-term debt	(157,765)	(107,593)
Payment of financing costs	(802)	(888)
Issuance of common stock-related party	4,933	-
Capital contributions from non-controlling interest owners	4,174	-
Net cash used in Financing Activities	$(66,744)	$(89,557)

Net increase (decrease) in cash and cash equivalents	(14,740)	4,372
Cash and cash equivalents at beginning of period	100,098	65,917
Cash and cash equivalents at end of the period	$85,358	$70,289

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$25,251	$14,232
U.S Source Income taxes	746	577

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2010	2011	2010	2011
Net income (loss)	$47,998	$(26,779)	$194,213	$(43,800)
Interest and finance costs, net (1)	15,307	16,094	51,695	41,500
Depreciation	31,819	32,319	93,462	95,985
Dry-dock and special survey cost	-	4,406	9,520	8,683
Unrealized derivative financial instruments (gain) loss	4,063	1,569	8,826	(3,410)
Amortization of T/C fair values (2)	(42,536)	9,171	(181,470)	27,298
Stock based compensation	5,529	4,587	7,400	7,917
Gain on sale of vessels	-	(5,158)	-	(6,432)
Taxes	86	35	658	539
Adjusted EBITDA	$62,266	$36,244	$184,304	$128,280

(1) Includes derivative financial instruments paid and received
(2) Analysis:
	Three-month period ended September 30,		Nine-month period ended September 30,
	2010	2011	2010	2011
Non-cash amortization of unfavorable time charters in revenue	$(52,604)	$(897)	$(184,420)	$(2,578)
Non-cash accelerated amortization of M/V Iron Miner time charter fair value due to charter termination	-	-	(26,926)	-
Non-cash amortization of favorable time charters in charter hire expense	10,068	10,068	29,876	29,876
	$(42,536)	$9,171	$(181,470)	$27,298

Reconciliation of Net Income (loss) to Adjusted Net Income (loss)
(all amounts in thousands of U.S. Dollars)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2010	2011	2010	2011
Net income (loss)	$47,998	$(26,779)	$194,213	$(43,800)
Unrealized derivative financial instruments (gain) loss	4,063	1,569	8,826	(3,410)
Gain on sale of vessels	-	(5,158)	-	(6,432)
Amortization of T/C fair values	(42,536)	9,171	(181,470)	27,298
Adjusted Net income (loss)	$9,525	$(21,197)	$21,569	$(26,344)

Reconciliation of Earnings (losses) per Share (Diluted) to Adjusted Earnings (losses) per Share (Diluted)
(all amounts in thousands of U.S. Dollars)
		Three-month period ended September 30,				Nine-month period ended September 30,
		2010		2011		2010		2011
Earnings (losses) per Share (Diluted)		$0.57		$(0.32)		$2.36		$(0.52)
Unrealized derivative financial instruments (gain) loss		0.05		0.02		0.1		(0.03)
Gain on sale of vessels		-		(0.06)		-		(0.08)
Amortization of T/C fair values		(0.51)		0.11		(2.2)		0.32
Adjusted Earnings per Share (Diluted)
	$0.11		$(0.25)		$0.26		$(0.31)

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Following Excel’ s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our derivative transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and the elimination of the effect of deferred time charter assets and liabilities. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered to be substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels, one of which, a Capesize vessel, is owned by a joint venture in which Excel holds 71.4%, and, together with seven Panamax vessels under bareboat charters, operates 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million DWT.

Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into new  time charters.

Words such as “will,” “should,” “expect,” “intend,”“plan,” “believe,” “anticipate,” “hope,” “estimate,” and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Factors that could cause actual results to differ materially include, but are not limited to,  changes in  demand for dry bulk vessels, competitive factors in the market in which Excel operates, risks associated with operations outside the United States, and other factors listed from time to time in Excel’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. Excel expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, whether to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10169, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the three and nine months, respectively, ended September 30, 2011 compared to the corresponding periods in the prior year.

Vessel Employment
(In U.S. Dollars per day, except for days and utilization)
	Three- month period ended September 30,		Nine- month period ended September 30,
	2010	2011	2010	2011
Calendar days	4,416	4,364	12,985	13,083
Available days	4,276	4,252	12,377	12,841
Utilization	96.8%	97.4%	95.3%	98.2%
Time charter equivalent rate	$22,848	$16,864	$23,768	$18,480
Vessel operating expenses	$(4,838)	$(4,870)	$(4,967)	$(4,902)
Net operating cash flows before G&A expenses	$18,010	$11,994	$18,801	$13,578

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel formed  part of our fleet during that period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we possessed   the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a specific period of time and affect both the amount of revenues and the amount of expenses that are recorded during that period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of financial performance used by other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2010	2011	2010	2011
Voyage revenues	$104,713	$82,256	$315,965	$271,496
Voyage expenses	(7,015)	(10,551)	(21,789)	(34,200)
Total revenue, net of voyage expenses	$97,698	$71,705	$294,176	$237,296
Total available days	4,276	4,252	12,377	12,841
Daily Time charter equivalent	$22,848	$16,864	$23,768	$18,480

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	4Q’11	1Q’12	2Q’12	3Q’12	Total

Amortization of unfavorable time charters (1)	$0.9	$0.9	$0.9	$0.9	$3.6
Amortization of favorable time charters (2)	$(10.1)	$(10.1)	$(10.1)	$(10.0)	$(40.4)

(1)

Adjustment to revenue from operations i.e. increases in revenues

(2)

Adjustment to charter hire expenses i.e. increases in charter hire expenses

Fleet List as of October 21st, 2011:

	Vessel Name	Dwt	Year Built	Charter Type	Daily rate		Average Charter Expiration
1	Mairaki (1)	181,000	2011	Fixed	$28,000		Apr 2016
2	Christine (1) (2)	180,000	2010	Fixed	$25,000		Jan 2016
3	Sandra (1)	180,274	2008	Fixed	$26,500		Nov 2015
4	Iron Miner	177,931	2007	Fixed	$41,355		Feb 2012
5	Kirmar	164,218	2001	Fixed	$49,000	(net)	May 2013
6	Iron Beauty	164,218	2001	Spot
7	Lowlands Beilun (1)	170,162	1999	Fixed	$28,000		Nov 2015
	Total Capesize (7)	1,217,803
8	Iron Manolis (3)	82,269	2007	Fixed	$14,000		Dec 2012
9	Iron Brooke(4)	82,594	2007	Fixed	$14,500	(floor)	Dec 2011
10	Iron Lindrew(4)	82,598	2007	Fixed	$14,500	(floor)	Jan 2012
11	Pascha (3)	82,574	2006		$14,000		Nov 2012
12	Coal Gypsy	82,221	2006	Fixed	$24,000		Dec 2011
13	Iron Anne(3)	82,220	2006	Fixed	$14,000		Dec 2012
14	Iron Vassilis	82,257	2006	Fixed	$14,000		Aug 2012
15	Iron Bill (4)	82,187	2006	Fixed	$14,500	(floor)	Jun 2012
16	Ore Hansa(4)	82,209	2006	Fixed	$15,000	(floor)	Feb 2012
17	Iron Kalypso(4)	82,224	2006	Fixed	$15,000	(floor)	Feb 2012
18	Iron Fuzeyya(4)	82,209	2006	Fixed	$15,000	(floor)	Jan 2012
19	Santa Barbara(5)	82,266	2006	Fixed	$15,000	(year 1)	Jun 2013
20	Coal Hunter(5)	82,298	2006	Fixed	$15,000	(year 1)	Jun 2013
21	Iron Bradyn	82,769	2005	Fixed	$12,000		Nov 2012
	Total Kamsarmax (14)	1,152,895
22	Grain Harvester	76,417	2004	Fixed	$15,000		Dec 2011
23	Grain Express	76,466	2004	Fixed	$24,000		Jan 2012
24	Iron Knight(3)	76,429	2004	Fixed	$12,250		Feb 2013
25	Coal Pride	72,493	1999	Fixed	$16,750		Apr 2012
26	Isminaki(6)	74,577	1998	Fixed	$11,000	(floor)	Nov 2012
27	Angela Star(6)	73,798	1998	Fixed	$11,000	(floor)	Nov 2012
28	Elinakos	73,751	1997	Fixed	$14,600		Nov 2011
29	Happy Day	71,694	1997	Fixed	$13,000		Aug 2012
30	Iron Man (7)	72,861	1997	Spot
31	Coal Age (7)	72,824	1997	Spot
32	Fearless I (7)	73,427	1997	Fixed	$15,000		Apr 2012
33	Barbara (7)	73,307	1997	Spot
34	Linda Leah (6), (7)	73,317	1997	Fixed	$11,000	(floor)	Oct 2012
35	King Coal (7)	72,873	1997	Spot
36	Coal Glory (7)	73,670	1995	Fixed	$16,750		Apr 2012
37	Powerful	70,083	1994	Spot
38	First Endeavour	69,111	1994	Fixed	$17,500		Jan 2012
39	Rodon	73,656	1993	Spot
40	Birthday	71,504	1993	Spot
41	Renuar	70,155	1993	Spot
42	Fortezza	69,634	1993	Spot
	Total Panamax (21)	1,532,047
43	July M	55,567	2005	Fixed	$14,500		Feb 2012
44	Mairouli	53,206	2005	Spot
	Total Supramax (2)	108,773
45	Emerald	45,588	1998	Spot
46	Princess I	38,858	1994	Spot
47	Attractive	41,524	1985	Spot
	Total Handymax (3)	125,970
	Total Fleet (47)	4,137,488
	Average age		10.4 Yrs

(1) The charter includes a 50% profit-sharing arrangement over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) The Company holds a 71.4% ownership interest in the joint venture that owns the vessel.

(3) These charters are expected to commence in November 2011.

(4) Charter rate based on the average of the AV4 BPI rates, as published by the Baltic Exchange for the preceding 15 days prior to hire payment with a guaranteed minimum rate (floor) ranging from $14,500 to $15,000 per day.

(5)  First year charter rate of $15,000 per day. Second year charter rate based on the average of the AV4 BPI rates, as published daily by the Baltic Exchange for the preceding 15 days prior to hire payment with a guaranteed minimum rate (floor) of  $14,000 per day and profit sharing arrangements.

(6)  Charter rate based on the average of the AV4 BPI rates, as published by the Baltic Exchange for the preceding 15 days prior to hire payment with a guaranteed minimum rate (floor) of $11,000 per day and profit sharing arrangements.

(7)  These vessels were sold in 2007 and leased back under a bareboat charter through July 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: October 25, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer